SECURITIES & EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)


                           Life Medical Sciences, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    53215M101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Keith Moskowitz, Esq.
                     c/o Ehrenreich, Eilenberg & Krause, LLP
                     11 East 44th Street, New York, NY 10017
                                 (212) 986-9700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box _.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53215M101                   13D                            Page 2 of 6


--------- ----------------------------------------------------------------------

1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SAMI AG

--------- ----------------------------------------------------------------------

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                    (a) [_]
                    (b) [_]

--------- ----------------------------------------------------------------------

3          SEC USE ONLY

--------- ----------------------------------------------------------------------

4          SOURCE OF FUNDS *
                        OO

--------- ----------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Switzerland
--------- ----------------------------------------------------------------------
                     7     SOLE VOTING POWER
                               5,100,000
Number of           ----- ------------------------------------------------------
Shares               8    SHARED VOTING POWER
Beneficially                   0
Owned By            ----- ------------------------------------------------------
Each                 9    SOLE DISPOSITIVE POWER
Reporting                      5,100,000
Person              ----- ------------------------------------------------------
With                10    SHARED DISPOSITIVE POWER

--------- ----------------------------------------------------------------------

 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 5,100,000

--------- ----------------------------------------------------------------------

12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.51%


--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                    IA

--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

         Security:  Common Stock, par value $.001 per share ("Common Stock")
                       (CUSIP No. 53215M101)

         Issuer:       Life Medical Sciences, Inc.
                       P.O. Box 219
                       Little Silver, New Jersey 07739

ITEM 2.  IDENTITY AND BACKGROUND

         The person filing this report is SAMI AG ("SAMI" or the "Reporting Person"). SAMI is organized under the laws of Switzerland. Its principal executive offices are located at Lindenstrasse 14 6341 Baar/Switzerland. The principal business of SAMI is asset management and investment advisory services.

         Schedule A sets forth, as of the date hereof, the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of (i) each director and executive officer of SAMI, (ii) each controlling person of SAMI and (iii) each executive officer and director of any corporation or other person that ultimately controls SAMI. The persons referred to in the preceding clauses (i) through (iii) are sometimes collectively referred to as, "SAMI Affiliates."

         Since March 30, 1999, neither SAMI, nor, to the knowledge of SAMI, any SAMI Affiliate, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Since March 30, 1999, neither SAMI, nor, to the knowledge of SAMI, any SAMI Affiliate, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person has no economic interest in the securities covered by this report and paid no consideration for such securities. The securities covered by this report were transferred effective March 30, 2004 to the Reporting Person in connection with the transfer of client accounts to the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person acquired and holds the securities covered by this report as nominee and fiduciary for the benefit of its clients, for whom the Reporting Person provides asset management and investment advisory services. The accounts of these clients were transferred to the Reporting Person in the ordinary course of business of the Reporting Person. The Reporting Person has no plans or proposals that relate to or that would result in any of the events described in Item 4. The Reporting Person reserves the right, in its sole discretion, to make additional investments in the issuer, either for itself or on behalf if its clients, and to decrease any investment through sale or otherwise, based on market conditions and other events as they may exist from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The information contained in items 7-10, 11 and 13 of the cover page hereof is incorporated herein by this reference.

         Except as disclosed in this report, the Reporting Person has not engaged in any transactions in the issuer's securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The securities covered by this report are held by the Reporting Person as asset manager and investment adviser for the benefit of the Reporting Person's clients. The Reporting Person has sole authority to vote and dispose of these shares, which power is not revocable on less than 60 days' notice. The Reporting Person's clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 2, 2004



                         SAMI AG


                         By: /s/ Rudolf F. Wiser      /s/ Franz Wiser
                             ----------------------   ----------------------
                             Name:  Rudolf F. Wiser   Name: Franz Wiser
                             Title: CEO               Title: Director


ATTENTION:  INTENTIONAL  MISSTATEMENTS  OR OMISSIONS OF FACT CONSTITUTE  FEDERAL
            CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                   SCHEDULE A

------------------------ ------------------------ ------------------------- ------------------------
          NAME                 CITIZENSHIP            BUSINESS ADDRESS        PRINCIPAL OCCUPATION
------------------------ ------------------------ ------------------------- ------------------------
    RUDOLF F. WISER               SWISS               LINDENSTRASSE 14        CHAIRMAN AND CEO OF
                                                         PO BOX 537                 SAMI AG
                                                          6341 BAAR
                                                         SWITZERLAND
------------------------ ------------------------ ------------------------- ------------------------
   DR. JACOB ZGRAGGEN             SWISS                CHAPFSTRASSE 68               LAWYER
                                                        8126 ZUMIKON          /DIRECTOR OF SAMI AG
                                                         SWITZERLAND
------------------------ ------------------------ ------------------------- ------------------------
    PETER ZURLINDEN               SWISS              BIRRFELDSTRASSE 12         ACCOUNTANT, ARS
                                                        5243 MULLIGEN       CONSULTING P. ZURLINDEN
                                                         SWITZERLAND          /DIRECTOR OF SAMI AG
------------------------ ------------------------ ------------------------- ------------------------
      FRANZ WISER                 SWISS              LANDHAUSSTRASSE 4A             RETIRED
                                                          6340 BAAR           /DIRECTOR OF SAMI AG
                                                         SWITZERLAND
------------------------ ------------------------ ------------------------- ------------------------


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